SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended 02 January 2018

BP p.l.c.

(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F

     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the

Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

     1934.

Yes                            No        |X|

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2 January 2018

BP p.l.c.
Share issuance

BP p.l.c. announces that on 3 January 2018 it will issue and allot 42,167,832 ordinary shares in connection with distributions to participants in certain of its employee share schemes. The issuance of the new ordinary shares is subject to an application for the admission of those shares to the Official List of the Financial Conduct Authority and to trading on the main market for listed securities of the London Stock Exchange plc ("Admission"). It is expected that Admission will occur on 3 January 2018.

Following Admission, the number of ordinary shares in issue will be 21,330,360,903 of which 1,472,342,503 are held as treasury shares leaving a balance of 19,858,018,400 ordinary shares with a par value of US$0.25 per share, each with one vote and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held and the total number of voting rights in BP p.l.c. will be 19,863,100,900.

These new ordinary shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of US$0.25 each in BP p.l.c., including the right to receive dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue.

Dated: 02 January 2018

BP p.l.c.
(Registrant)

/s/ D.J. JACKSON
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D.J. JACKSON
Company Secretary